CHINA SHOUGUAN MINING CORPORATION
6009 Yitian Road, New World Center, Room 3207
Futian District, Shenzhen
People's Republic of China
Telephone: 0086-755-82520008
November 23, 2010

Mr. Sirimal R. Mukerjee, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

RE:   China ShouGuan Mining Corporation
         Amendment No. 2 to Registration Statement on Form S-1
         File No. 333-167964
         Filed October 26, 2010

Dear Mr. Mukerjee:

In response to your letter of November 15, 2010, regarding the above-referenced filing, we herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

Amendment No. 2 Registration Statement on Form S-1

General

1.            The registration statement has been updated throughout to include the financial statements, as well as the updata financial data, for our most recent quarter ended September 30, 2010. Please see the Dilution risk factor  on page 13, the Dilution section on page 14, the MD&A section on pages 28-36 and the updated Summary Compensation Table on page 38.

Directors, Executive Officers, Promoters and Control Persons

2.     Please see the updated biographical data for each of the officers and directors on pages 37-38.

Exhibits

3.    The cross-references to the SEC documents where the exhibits (or amended exhibits) can be found on the SEC wsebsite has been updated on page 86.

Engineering Comment

4.    Please see the updated disclosure in the Current State of Exploration subsection and the new subsection entitled Description of Processing Facilities on page 23 and the updated disclosures in the Current Operations subsection of the MD&A section on the top of page 31.

Thank you for your kind cooperation and assistance in the review and revision of our registration statement to ensure it meets all of the disclosure rules and regulations.

Regards,

/s/  Feize Zhang

Feize Zhang,
President and CEO